Mail Stop 6010

February 10, 2009

Michael E. Spicer
Chief Financial Officer
NovaDel Pharma Inc.
25 Minneakoning Road
Flemington, NJ 08822

> **Re:** **NovaDel Pharma Inc.**
> **Registration Statement on Form S-3/A**
> **Filed February 2, 2009**
> **File No. 333-155345**

Dear Mr. Spicer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-3/A

Prospectus Summary, page 3

About the 8,934,075 Shares Subject to Registration Under This Registration Statement, page 9

1. We note that you state on page 10 that "Under the Securities Purchase Agreement, as amended, we agreed to file this registration statement with the SEC to register

the resale of 8,934,075 shares of common stock issuable pursuant to the 2008 Financing...." It appears that Section F(2)(a) of the Securities Purchase Agreement requires you to register all shares issued or issuable pursuant to the offering documents, rather than only 8,934,075 shares. Please revise to clarify or remove this inconsistency. In addition, please also disclose and quantify all payments that will need made due to the registration of only 8,934,075 shares.

Prior Securities Transactions between the Company and the Purchasers, page 11

2. We note your response to prior comment 7. Please revise to disclose in the body of your filing all the material terms of the May 26, 2005, April 19, 2006 and December 27, 2006 prior securities transactions between you and the selling shareholder.

About NovaDel, page 12

3. We note your response to prior comment 6. Please disclose whether you currently have a reasonable belief that you can make all payments under the notes if such payments are demanded.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Emilio Ragosa, Esq.
       Morgan, Lewis & Bockius, LLP
       502 Carnegie Center
       Princeton, New Jersey 08540